February 2, 2023

VIA EDGAR CORRESPONDENCE

Division of Corporate Finance

Securities and Exchange Commission

Washington, DC  20549

ATTN:Charles Eastman, Staff Accountant

Andrew Blume, Senior Staff Accountant

Re:Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2021

Filed March 30, 2021

File No. 0-55927

Dear Messrs. Eastman and Blume:

Below please find our responses to the Staff’s comment letter dated January 23, 2023, regarding the above referenced matter. Our responses are keyed to the enumerated questions and comments in your comment letter.

Also, please be advised that SecureTech has filed Amendment No. 2 to the Annual Report for the period ended December 31, 2021 on Form 10-K/A with the Commission today via the EDGAR system.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 9A. Controls and Procedures, page 4

1.We have reviewed your response to comment 1 and note that the revised management report on internal control over financial reporting included within your Form 10-K/A indicates that your “disclosure controls and procedures were not adequate.” Considering disclosure controls and procedures differ from internal controls over financial reporting, please amend your filing to clearly indicate that your internal controls over financial reporting were not effective. As indicated in our prior comment, refrain from using “not adequate” language. See Items 307 and 308 of Regulation S-K.

We have revised Item 9A – Controls and Procedures to differentiate the terminology from “not adequate” to “not effective.”

See our Annual Report for the fiscal period ended December 31, 2021 on Form 10-K/A2, page 4.

If you have any further questions, please do not hesitate to contact us again.

Very truly yours, /s/ Kao Lee
Kao Lee President and Chief Executive Officer